Mail Stop 4561

By US Mail and facsimile to (330) 393-5578

Steven R. Lewis
President and Chief Executive Officer
First Place Financial Corp.
185 E. Market Street
Warren, OH 44481

      Re: First Place Financial Corp.
             Form 10-K for Fiscal Year Ended June 30, 2008
             File No. 000-25049

Dear Mr. Lewis:

     We have reviewed your response letter dated June 10, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 11. Executive Compensation, page 106
Compensation Discussion and Analysis, page 101 of Prospectus Filed on October 8, 2008
Pursuant to Rule 424(b)(3)

1.   We note your response to our comment 1 from our letter dated May 28, 2009 that the company uses multiple peer groups from numerous sources and evaluates peer group information qualitatively. However, on page 101 of your prospectus filed pursuant to Rule 424(b)(3), you disclose that you typically position base salary near the 50th percentile of a selected peer group located in a similar geography. Please explain how you do not use compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. Please also address peer group analysis conducted for all elements of compensation, including financial targets. Finally, please confirm that you will include the component companies of any peer groups used to benchmark compensation. Please refer to Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05.

2.   We note your response to our comment 2. It is unclear that the disclosure of the performance targets in question would result in competitive harm to the company. Please confirm that you will disclose the targets in your future filings, to the extent that they were used to determine the compensation of the named executive officers, including any decision not to award incentive compensation due to failure to meet targeted performance. Alternatively, please revise your disclosure to analyze specifically how the company would be exposed to confidential harm from the disclosure of the targets cited in your response, when the disclosure would be made after the release of your actual performance.

3.   In future filings, revise your Compensation Discussion and Analysis to clarify the "informal and fluid" nature of your Committee's process of awarding incentive compensation. To the extent that the Committee exercises its discretion to award compensation, please address the factors considered by the Committee in determining to make such a discretionary award and the size of the awards to each of the named executives.

Exhibits

4.   We note your response to our prior comment 4. Please tell us how your Management Incentive Program is not a compensatory arrangement relating to bonus or incentives in which any director or any of the named executive officers of the registrant participates. If the Program is such an arrangement and it is set forth in a formal document, please confirm that you will file as an exhibit this document in future filings. If the Program is not set forth in any formal document, please confirm that you will file as an exhibit a written description of this Program in future filings. See Item 601(b)(10)(iii) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-2419 with any questions.

Sincerely,

Christian Windsor
Special Counsel